Lang Michener LLP
BARRISTERS & SOLICITORS

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File Number: 00645-0105

Web site: www.langmichener.com

Direct Line: (604) 691-7415
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E-Mail: smathiesen@lmls.com

August 25, 2006

BY EDGAR AND COURIER
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention:         Mr. Roger Schwall

Dear Sirs/Mesdames:

Continental Minerals Corporation Resources Corporation
Registration Statement on form F-4 (“Form F-4”)
Filed June 30, 2006
File No. 333-135566

We write on behalf of Continental Minerals Corporation (the “Company” or “Continental”) in response to Staff’s letters of July 28, 2006 and August 3, 2006 (collectively the “Comment Letters”) signed by R. Roger Schwall, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the “Commission”).

We are pleased to confirm that, on behalf of the Company, we have filed with the Securities and Exchange Commission today, via the EDGAR system: (a) our letter of even date providing the Company’s responses to the Comment Letters; and (b) Amendment No. 1 (the “Amended F-4”) to the Form F-4.

The following enclosed documents are being furnished to the Commission as supplemental material to the Amended Form F-4:

(a)	letter to the Commission from Greg Z. Mosher, P. Geo., Senior Geologist, Wardrop Engineering, Inc., dated August 8, 2006; and

(b)	the form of proxy Great China intends to use at the Meeting.

Yours truly,

/s/ Steve Mathiesen

Steve Mathiesen
for Lang Michener LLP

SMM/wp
Encls.

cc:	S. Buskirk – Commission
A. Sifford – Commission
C. Moncada-Terry – Commission

cc:	Great China Mining Inc.

cc:	Continental Minerals Corporation Attention: Mr. Gerald Panneton